Exhibit 99.79

CYBIN INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of the common shares (collectively, the “Shareholders” or individually, a “Shareholder”) of Cybin Inc. (the “Corporation”) will be held on Friday, May 21, 2021 at the hour of 10:00 a.m. (Toronto time). Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/241309440 for the following purposes:

1.

to consider, and if thought appropriate, pass, whether with or without variation, a special resolution approving the consolidation of the Common Shares by a ratio of up to 10:1, as more fully described in the Circular; and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Special Meeting of Shareholders is the Circular and a form of proxy for Shareholders.

Consistent with the latest directives and orders of public health and governmental authorities regarding the COVID-19 coronavirus and in consideration of the health and safety of the Shareholders, colleagues and the broader community, the Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/241309440, password: “cybin2021” (case sensitive). Shareholders and duly appointed proxyholders will be able to attend the Meeting (virtually), submit questions and vote by online ballot, provided they are connected to the internet and follow the instructions in the attached Circular.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation’s transfer agent and registrar, Odyssey Trust Company, (a) by mail at Attn: Proxy Department, 67 Yonge St., Suite 702, Toronto ON M5E 1J8, or (b) by voting online at https://login.odysseytrust.com/pxlogin, clicking on vote and entering their 12 digit control number by no later than 10:00 a.m. (Toronto time) on May 19, 2021 or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy must carefully follow the instructions in the attached Circular and on their form of proxy. These instructions include the additional step of registering the proxyholder with the Corporation’s transfer agent, Odyssey Trust Company, after submitting the form of proxy. If you wish that a person other than the management nominees identified on the form of proxy attend and participate at the Meeting as your proxy and vote your Common Shares, you MUST register the proxyholder after having submitted your form of proxy identifying such proxyholder. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving login credentials to participate in the Meeting and will not be able to attend or vote at the Meeting.

The record date for the purposes of determining Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment(s) or postponement(s) is the close of business on April 19, 2021 (the “Record Date”). Shareholders of record as of the close of business on the Record Date will be entitled to receive this Notice of Special Meeting of Shareholders and the accompanying Circular and to (virtually) attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.

DATED at Toronto, Ontario this 22nd day of April, 2021.

BY ORDER OF THE BOARD

“Eric So”

Eric So
Director, President

CYBIN INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Cybin Inc. (the “Corporation”) for use at the special meeting (the “Meeting”) of holders (collectively, the “Shareholders” or individually, a “Shareholder”) of common shares in the capital of the Corporation (“Common Shares”). Consistent with the latest directives and orders of public health and governmental authorities regarding the COVID-19 coronavirus and in consideration of the health and safety of the Shareholders, colleagues and the broader community, the Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/241309440, password: “cybin2021” (case sensitive). This Circular and the attached Notice of Special Meeting of Shareholders (the “Notice”) describes the item to be voted on at the Meeting as well as the voting process and other relevant matters.

The solicitation of proxies will primarily be made by sending proxy materials to the Shareholders by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of April 22, 2021.

Except as noted below, the Corporation has distributed or made available for distribution, copies of the Notice, the Circular and form of proxy or voting instruction form (if applicable) (the “Meeting Materials”) to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the “Intermediaries”) for distribution to Beneficial Shareholders (as defined below) whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The Corporation has elected to pay for the delivery of the Meeting Materials to objecting Beneficial Shareholders by the Intermediaries. The Corporation is sending proxy-related materials directly to non-objecting Beneficial Shareholders, through the services of its transfer agent and registrar, Odyssey Trust Company. The solicitation of proxies from Beneficial Shareholders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Beneficial Shareholders are provided by Intermediaries. The Corporation will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Meeting Materials. The Corporation is not relying on the notice-and-access provisions of securities laws for delivery of the Meeting Materials to registered Shareholders or Beneficial Shareholders.

VOTING AT THE MEETING

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How Do I Attend and Participate at the Meeting?”

APPOINTMENT AND REVOCATION OF PROXIES

A registered Shareholder can vote by proxy whether or not they attend the Meeting. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A registered Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him, her or it at the Meeting may do so either by inserting such person’s name in the blank space provided in the applicable form of proxy or by completing another proper form of proxy. In either case, a registered Shareholder can vote by proxy by delivering the completed proxy to the Corporation’s transfer agent and registrar, Odyssey Trust Company, (a) by mail to Attn: Proxy Department, 67 Yonge St., Suite 702, Toronto ON M5E 1J8 in the prepaid addressed envelope provided for that purpose, or (b) by voting online at https://login.odysseytrust.com/pxlogin, clicking on vote and entering their 12 digit control number so as to arrive by no later than 10:00 a.m. (Toronto time) on Wednesday, May 19, 2021, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

If you wish that a person other than the management nominees identified on the proxy attend and participate at the Meeting as your proxy and vote your Common Shares, you must submit your proxy appointing such third party proxyholder AND complete the additional step of registering the proxyholder by emailing Odyssey Trust Company at cybin@odysseytrust.com by no later than 10:00 a.m. (Toronto time) on Wednesday, May 19, 2021, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used, and provide Odyssey Trust Company with the required proxyholder contact information, amount of Common Shares appointed, name in which the Common Shares are registered, so that Odyssey Trust Company may provide the proxyholder with a Username via email. Failure to register the proxyholder with Odyssey Trust Company will result in the proxyholder not receiving login credentials to participate in the Meeting and not being able to attend, participate or vote at the Meeting.

A Shareholder has the right to revoke a proxy that has been submitted. To revoke a proxy, the Shareholder may deliver a written notice to the registered office of the Corporation at any time up to and including the last business day before the Meeting or any adjournment of the Meeting. The proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by delivering written notice to the chairman of the Meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the Shareholder or by an attorney who has the Shareholder’s written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which at present are not known to the management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Legal Proxy – US Beneficial Shareholders

If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “How do I attend and participate at the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey Trust Company. Requests for registration from beneficial shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to cybin@odysseytrust.com and received by 10:00 a.m. (Eastern Time) on May 19, 2021.

HOW DO I ATTEND AND PARTICIPATE AT THE MEETING?

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid Username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/241309440. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:

•

Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the Meeting is “cybin2021” (case sensitive). If you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off.

•

Duly appointed proxyholders: Odyssey Trust Company will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “cybin2021” (case sensitive). Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting MUST submit their duly completed proxy AND register the proxyholder. See “Appointment and Revocation of Proxies”.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares, or non-objecting beneficial owners whose names has been provided to the Corporation’s registrar and transfer agent, can be recognized and acted upon at the Meeting. The information set forth in this section is therefore of significant importance to a substantial number of Shareholders who do not hold their Common Shares in their own name (referred to in this section as “Beneficial Shareholders”). If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc., which acts as a depository for many Canadian Intermediaries. Common Shares held by Intermediaries or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided by the Corporation to the Intermediaries. However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails the voting instruction forms or proxy forms to the Beneficial Shareholders and asks the Beneficial Shareholders to return the voting instruction forms or proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting—the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and vote their Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Intermediary should enter their own names in the blank space on the management form of proxy or voting instruction form provided to them and return the same to their Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the Meeting. Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies.

All references to shareholders in this Circular and the accompanying form of proxy and Notice are to Shareholders of record unless specifically stated otherwise.

NOTE TO NON-OBJECTING BENEFICIAL OWNERS

The Meeting Materials are being sent to both registered and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed the close of business on Monday, April 19, 2021 as the record date (the “Record Date”) for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 147,881,982 Common Shares carrying the right to one vote per share at the Meeting were issued and outstanding.

In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of the holders of Common Shares on the Record Date. Each holder of Common Shares named on the list will be entitled to vote the Common Shares shown opposite his, her or its name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular, no person beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Proposed Consolidation of Common Shares

Subject to approval of the NEO Exchange (“NEO”), the Corporation proposes to consolidate the issued and outstanding Common Shares by a ratio to be determined by the Board of up to 10:1 (the “Share Consolidation”) with any resulting fraction being rounded either up or down to the next highest or lowest number of the whole consolidated Common Shares, as the case may be. If approved by Shareholders, the Board will determine the effective time of the Share Consolidation and the appropriate consolidation ratio. Accordingly, Shareholders will be asked at the Meeting to pass a special resolution authorizing the Share Consolidation. Although approval for the Share Consolidation is being sought at the Meeting, such a Share Consolidation would ultimately become effective at a date in the future to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation. The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion to do so. The Share Consolidation is subject to approval by the shareholders and acceptance by the NEO.

NEO Approval

Assuming shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by NEO, and confirmation that, on a post-Share Consolidation basis, the Corporation would meet all of NEO’s applicable continuous listing requirements. If the NEO does not accept the Share Consolidation, the Corporation will not proceed with the Share Consolidation.

Risks Associated with the Share Consolidation

There is no assurance that the market price of the consolidated Common Shares will increase as a result of the Share Consolidation. The marketability and trading liquidity of the consolidated shares of the Corporation may not improve. The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 or 1,000 Common Shares which may be more difficult for such shareholders to sell or which may require greater transaction costs per Common Share to sell.

Principal Effects of the Share Consolidation

The Share Consolidation will not have a dilutive effect on the Corporation’s shareholders since each shareholder will hold the same percentage of Common Shares outstanding immediately following the Share Consolidation as such shareholder held immediately prior to the Share Consolidation. The Share Consolidation will not affect the relative voting and other rights that accompany the Common Shares.

If the Board decides to proceed with the Share Consolidation at the time they deem appropriate, the principal effects of the Share Consolidation include the following:

(a)

the fair market value of each Common Share may increase and will, in part, form the basis upon which further Common Shares or other securities of the Corporation will be issued (recognizing that the Board may elect to consolidate on the basis of a lesser ratio that it deems appropriate);

(b)

based on the number of issued and outstanding Common Shares as at the Record Date (April 19, 2021), the current number of issued and outstanding Common Shares, being 147,881,982, would be reduced as follows:

Ratio	Number of Post- Consolidation Common Shares
2 for 1	73,940,991
3 for 1	49,293,994
4 for 1	36,970,496
5 for 1	29,576,396
6 for 1	24,646,997
7 for 1	21,125,997
8 for 1	18,485,248
9 for 1	16,431,331
10 for 1	14,788,198

(c)

the exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any stock options or other convertible or exchangeable securities of the Corporation will be automatically adjusted based on the consolidation ratio selected by the Board; and

(d)

as the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Share Consolidation will not have any effect on the number of Common Shares of the Corporation available for issuance.

Effect on Fractional Shareholders

No fractional shares will be issued, and no cash consideration will be paid, if, as a result of the Share Consolidation, a shareholder would otherwise become entitled to a fractional Common Share. After the Share Consolidation, the then current shareholders of the Corporation will have no further interest in the Corporation with respect to their fractional Common Shares.

Effect on Share Certificates

If the Share Consolidation is approved by the shareholders and implemented by the Board, registered shareholders will be required to exchange their Common Share certificates representing pre-consolidation Common Shares for new Common Share certificates representing the post-consolidation Common Shares. Following the determination of the consolidation ratio by the Board and as soon as possible following the effective date of the Share Consolidation, registered shareholders will be sent a letter of transmittal by the Corporation’s transfer agent, Odyssey Trust Company. The letter of transmittal that contains instructions on how to surrender Common Share certificate(s) representing pre-consolidation Common Shares to Odyssey Trust Company. Odyssey Trust Company will forward to each registered shareholder who has sent the required documents a new Common Share certificate representing the number of post-consolidation Common Shares to which the shareholder is entitled. Until surrendered, each Common Share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the Share Consolidation. Shareholders should not destroy any Common Share certificate(s) and should not submit any Common Share certificate(s) until requested to do so. The method of delivery of certificates representing Common Shares and the letter of transmittal and all other required documents will be at the option and risk of the person surrendering them. It is recommended that such documents be delivered by hand to Odyssey Trust Company, at the address noted in the letter of transmittal, and a receipt obtained therefore, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

No new Common Share certificates will be issued to a shareholder until such shareholder has surrendered the corresponding “old” Common Share certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. Consequently, following the Share Consolidation, shareholders will need to surrender their old Common Share certificates before they will be able to sell or transfer their Common Shares. If an old Common Share certificate has any restrictive legends on the back thereof, the new Common Share certificate will be issued with the same restrictive legends, if any, that are on the back of the old Common Share certificate.

If the Share Consolidation is implemented by the Board, Intermediaries will be instructed to effect the Share Consolidation for Beneficial Shareholders. However, such Intermediaries may have different procedures than registered shareholders for processing the Share Consolidation. If you hold your Common Shares with such an Intermediary and if you have any questions in this regard, the Corporation encourages you to contact your Intermediary.

Special Resolution

The Board has unanimously approved the Share Consolidation and recommends that Shareholders vote FOR the Share Consolidation. To be effective, the special resolution approving the Share Consolidation must be approved by at least 66 2/3% of the votes cast in person or by proxy at the Meeting.

Notwithstanding the foregoing, as indicated in the text of the special resolution below, the Board may, in its sole discretion, determine that the Corporation not proceed with the Share Consolidation.

The complete text of the resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

“RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

Subject to the acceptance by the NEO, the Corporation is hereby authorized to consolidate the issued and outstanding common shares in the capital of the Corporation by a ratio to be determined by the directors of the Corporation of up to 10:1 (the “Share Consolidation”). Any resulting fractional shares shall be either rounded up or down to the nearest whole common share.

2.

Notwithstanding that this resolution has been passed by the Shareholders, the directors of the Corporation are hereby authorized and empowered without further notice to, or approval of, the Shareholders, to determine not to proceed with the Share Consolidation at any time prior to the filing of the articles of amendment giving effect to the Share Consolidation. The directors of the Corporation may, at their sole discretion, revoke this resolution before it is acted upon without further approval or authorization of the shareholders of the Corporation.

3.	Upon articles of amendment having become effective in accordance with the Business Corporations Act (Ontario), the articles of the Corporation are amended accordingly.

4.

Any one officer and director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”

IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE RESOLUTION TO APPROVE THE SHARE CONSOLIDATION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM. AN AFFIRMATIVE VOTE OF AT LEAST 66 2/3% OF THE VOTES CAST BY SHAREHOLDERS AT THE MEETING IS SUFFICIENT FOR THE APPROVAL OF THE PLAN.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company who is, or at any time during the financial year ended March 31, 2021 was, a director or executive officer of the Corporation, or an associate or affiliate of any such director, executive officer, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s audited financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended March 31, 2020. In addition, copies of the Corporation’s annual financial statements and MD&A and this Circular may be obtained upon request to the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the directors of the Corporation.

Dated: April 22, 2021.

“Eric So”

Eric So
Director, President